Heskett & Heskett
Attorneys At Law
John Heskett	501 South Johnstone, Suite 501	Telephone (918) 336-1773
Zachary Hyden	Bartlesville, Oklahoma 74003	Facsimile (918) 336-3152
--------------------------------------
Jack Heskett (1932 - 2005)
Bill Heskett (1933 - 1993)

25 October 2010

John Reynolds, Assistant Director

United States Security and Exchange Commission

Division of Corporation Finance

Mail Stop 0304

Washington, D.C. 20549

Re:

Desert Gateway, Inc.

Registration Statement on Form 10, Amendment 2

Filed August 26, 2008

File No. 0-53293

Dear Director Reynolds:

Following please find our response to your comments detailed in your correspondence dated September 15, 2008, in reference to the Company named above.

General

1.

We note the representations at the end of your letter.  Please add “Staff comments or” at the beginning of the second bullet.

Response:

We have made the requested change.

2.

We have reviewed your response to comment number one of our letter dated August 5, 2008.  It is still unclear what federal securities laws exemption the company claims in connection with the “spin-off”.  Please provide us with a legal and factual discussion supporting your conclusions.  We note the statement on page 29 that the company as 180 holders of record.  Please see Staff Legal Bulletin No. 4 available at http://www.sec.gov/interps/legal/slbcf4.txt.  We reissue prior comment 1.

Response:

We have reviewed the Staff Legal Bulletin No. 4 and numerous authorities which will be cited hereinafter regarding the “federal securities laws exemption the Company claims in connection with the ‘spin-off’.”  It is very clear that the reorganization described in our previous correspondence was not a spin-off.  The use of the term “essentially spun-off” in Item 1(A) of the Form 10 is incorrect and a more accurate description of the reorganization is required in Item 1(A).

In the typical spin-off transaction, the parent company distributes all of the stock of a subsidiary to the parent stockholders in the form of a pro-rata dividend.  After the distribution is completed, the spun-off company is no longer a subsidiary of the parent and the parent’s stockholders hold not only the parent’s stock, but also the subsidiary’s stock.  In some deals, rather than distributing all of the subsidiary’s stock, the parent distributes only a portion of the stock and retains the balance.  In these transactions, the parent and the parent’s stockholders become co-owners of the subsidiary.  See Holz v. U.S., 176 F. Supp. 330; Stephenson v. Plastics Corp. of America, 150 N.W.2d 668, 276 Minn. 400; and In re: Marriage of Pierce, 20 S.W.3d 531.

In the present matter, the Company was originally incorporated in Florida as Boats.com, Inc. on January 27, 2000.  On September 25, 2002, Boats.com, Inc. changed its name to American Merchant Data Services, Inc.  American Merchant Data Services, Inc. later re-domiciled to Oklahoma in October, 2007, under the name American Merchant Data Merger, Inc. (“AMDM”).  On February 8, 2008, AMDM caused Desert Gateway, Inc. (“DGI”) to be incorporated in the State of Oklahoma, as a direct, wholly-owned subsidiary of AMDM and caused American Merchant Data Services, Inc. (“AMDS”) to also be incorporated in the State of Oklahoma as a direct wholly-owned subsidiary of DGI.  On March 7, 2008, AMDM reorganized its operations into a holding company structure (the “Reorganization”).

Prior to the Reorganization DGI and AMDS, as Oklahoma subsidiaries, had nominal amounts of stock outstanding and had no business or properties of their own.  Under the terms of the Reorganization, AMDM was merged with and into AMDS pursuant to Section 1081(g) of the General Corporation Law of the State of Oklahoma (”OGCL”).  Upon consummation of the Reorganization, each issued and outstanding share of AMDM Common Stock was converted into and exchanged for a share of common stock of DGI (on a share-for-share basis) having the same designations, rights, powers and preferences, and qualifications, limitations and restrictions as the shares of AMDM being converted.  There was no spin-off and AMDM’s corporate existence ceased.

The Reorganization was effected by action of the Board of Directors of the Company without a vote of its stockholders pursuant to Section 1081(g) of the OGCL.  Section 1081(g) of the OGCL was enacted in order to permit an Oklahoma corporation to reorganize by merging with or into a direct or indirect wholly owned subsidiary of a holding company without stockholder approval.  Under a Section 1081(g) reorganization appraisal rights are not available to any of the stockholders of the Company.  However, Section 1081(g) contains provisions intended to ensure the rights of the stockholders of the corporation are not changed by or as a result of such reorganization.  Specifically, Section 1081(g) provides that “the certificate of incorporation of the surviving corporation shall be amended in the merger to contain a provision requiring that any act or transaction by or involving the surviving corporation that requires for its adoption under the OGCL or its certificate of incorporation the approval of the stockholders of the surviving corporation shall, by specific reference to Section 1081(g), require, in addition, the approval of the stockholders of the holding company (or any successor by merger), by the same vote that is required by the OGCL and/or the certificate of incorporation…” Pursuant to the merger agreement, the certificate of incorporation of AMDS contained the required provision.

The Reorganization conformed in all respects with the required provisions of Section 1081(g) of the OGCL in that DGI has the same certificate of incorporation (other than the corporate name and other technical matters) bylaws, officers and directors that the Company had immediately prior to the Reorganization.  The Reorganization did not result in the recognition of income or gain for federal income tax purposes by the stockholders of the Company.

Rule 145(a) under the Securities Act (“Rule 145(a)”) provides that a “sale” is deemed to be involved, within the meaning of Section 2(3) of the Securities Act (“Section 2(3)”), when the security holders of a corporation are asked to vote on or to consent to a plan or agreement for a statutory merger.  Rule 145(a) is designed to make available the protection provided by registration under the Securities Act to persons who are offered securities in certain business combinations and provides, in pertinent part, that it will be applicable “so far as the security holders of a corporation or other person are concerned where, pursuant to statutory provisions of the jurisdiction under which such corporation or other person is organized, or pursuant to provisions contained in its certificate of incorporation… there is submitted for the vote or consent of such security holders a plan or agreement [for]… a statutory merger or consolidation.”

Under the relevant provisions of Section 1081(g) of the OGCL, a merger pursuant to Section 1081(g) may be consummated without soliciting or obtaining the vote or consent of a company’s stockholders.  Accordingly, the Company did not solicit or obtain the vote or consent of its stockholders prior to consummating the Reorganization.  In light of the foregoing, it is our opinion that the Reorganization was not a transaction of the type described in subparagraph (a) of Rule 145.

Section 2(3) defines the term “sale” to “include every contract of sale or disposition of a security or interest in or security, for value.”  In interpreting Section 2(3), we are particularly mindful of the following language in SEC Release No. 33-5316 (October 6, 1972), concerning the applicability of Section 2(3) to certain short-form mergers:

“In certain instances, state law allows a merger of a parent and its 85 to 90 percent owned subsidiary to be consummated without a shareholder approval.  Because Rule 145(a) is couched in terms of offers arising in connection with a submission for the vote or consent of security holders, short-form mergers not requiring such vote or consent of security holders such vote or consent are not within the scope of the rule.  However, if a security is to be issued in such short-form mergers, the Commission is of the opinion that the transaction involves an ‘offer,’ ‘offer to sell,’ ‘offer for sale’ or ‘sale’ within the meaning of Section 2(3) of the Act and, accordingly, such transactions are subject to the registration provisions of the Act unless an exemption is available.”

It appears that the Commission’s opinion that an “offer” or “sale” within the meaning of Section 2(3) is present in a short-form merger was directed at a situation in which the stockholders of a subsidiary corporation to be merged into its parent would receive securities of its parent corporation in exchange for the subsidiary’s shares.  However, the shares issued by the parent corporation pursuant to such merger would be in addition to those shares of the parent corporation which were already outstanding; thus, the stockholders of the subsidiary would be compelled  to exchange their share holdings in the subsidiary for a disproportionate ownership interest in the surviving parent.  Such a transaction may have a substantial economic effect on the stockholders of the subsidiary (especially on the minority stockholders of such subsidiary) and is not analogous to the share-for-share exchange under the Reorganization (which resulted in (i) each of the Company’s stockholders holding the same percentage interest in Holdings as each stockholder held in the Company immediately prior to the Reorganization, and (ii) each Company stockholder being in the same economic position after the Reorganization as before the Reorganization).

The situation considered by the Commission in the Release also appears to have involved an investment decision on the part of the minority stockholders (i.e., whether to accept conversion of their shares into securities of the parent corporation, or in lieu thereof, to exercise appraisal rights).  The Reorganization is distinguishable from this type of short-form merger because the stockholders of the company did not vote with respect to the Reorganization, nor did they have any appraisal rights with respect thereto. Consequently, no investment decision was made by the stockholders of the Company.

Our opinion that the registration under the Securities Act was not required in connection with the Reorganization is consistent with previous determinations by the Commission in Bon-Ton Stores (July 14, 1995), INDESCO, Inc. (October 31, 1995), Toys R Us, Inc. (December 31, 1995), ABX Air, Inc. (June 13, 2007), Brandywine Raceway Association (June 27, 1977), BMC West Corp. (April 16, 1997), Roper Industries, Inc. (July 19, 2007), Matria Healthcare, Inc. (February 10, 2005), Lamalie Assoc., Inc. (December 15, 1998), Oralabs Holding Corp. (June 18, 2008), Energy West, Inc. (January 15, 2008), Matria Healthcare, Inc. (February 10, 2005), Northwest Airlines Corp. (December 16, 1998), IPC Information Systems, Inc. (May 20, 1999), Kerr-McGee Holdco, Inc. (July 31, 2001), Hecla Mining Co. (October 31, 2006), Equitable Resources, Inc. (April 25, 2007), Halliburton Co. (December 11, 1996).  Each of those transactions, which involved a reorganization pursuant to state corporate laws almost identical to 1081(g) of the OGCL and the issuance of shares without registration are comparable to the Reorganization.  None of these determinations ever applied or inferred the applicability of the term spin-off or Staff Legal Bulletin No. 4.  In granting no-action relief in each case, the Division noted the following factors, which are applicable to the present situation:  (a) stockholder approval of the reorganization was not required under 1081(g); (b) stockholder approval of the Reorganization was not being sought; (c) under the applicable provision, company stockholders were not entitled to dissenters’ appraisal rights; (d) Company stockholders received securities of the same class evidencing the same proportional interest as DGI as those they held in AMDM; (e) the Board of Directors of DGI were identical to the Board of Directors and officers of AMDM as they were immediately prior to the consummation of the Reorganization; (f) the rights and interests of the holders of DGI’s capital stock were substantially the same as those they had as holders of the AMDM common stock; (g) DGI was formed for the sole purpose of effecting the Reorganization and, prior to the consummation of the reorganization, had no significant assets for liabilities; (h) immediately following consummation of the Reorganization, AMDS had the same assets and liabilities as AMDM had prior to consummation of the Reorganization; (i) the capital stock of DGI was issued solely as part of a reorganization of AMDM into a holding company structure.

As was discussed previously, in a typical spin-off, the parent company distributes all of the stock of a subsidiary to the parent shareholders in the form of a pro rata dividend.  After the distribution is completed, the spun off company is no longer a subsidiary of the parent and the parent’s stockholders hold not only the parent’s stock but also the subsidiary’s stock.

In the present matter, the shareholders of the parent, or as is used above “existing company” did not retain their shares in the existing company.  Following the Statutory A Reorganization, the shares held by the shareholders in the existing company represented shares of the entity defined above as the “newly created entity.”

In effect, the newly created entity became the parent.  To further illustrate this discussion, please see the following diagram, to-wit:

Holding Company Formation

	“Existing Company”	→	↓
	↓		↓
	“Existing Company” (AMDM) owns Desert Gateway as a Subsidiary)		↓
	↓		↓
←	Desert Gateway		↓
	↓		↓
	Desert Gateway owns American Merchant Data Services as a Subsidiary		↓

↓		↓	MERGER of all assets & liabilities
Subsidiary	←

Existing Company merged into Subsidiary, whereby all assets and liabilities transferred into the survivor Subsidiary.  Existing Company ceases to exist.

Holding Company Formation
(After Execution of Agreement)

Desert Gateway Shareholders are Located here
↓	Desert Gateway Owns 1,000 Shares of Subsidiary
Subsidiary

Please note that under the terms of Title 8 §251(g) Desert Gateway has only become vested with the shareholders of the former AMDM or, as referred to in the diagram above, the Existing Company.

Further, we would note that Rule 144, as amended, provides for and discusses holding company formations and applicable holding periods.  Specifically, paragraph D(3)(ix)  provides as follows, to-wit:

“ix.

Holding company formations.  Securities acquired from the issuer in a transaction effected solely for the purpose of forming a holding company shall be deemed to have been acquired at the same time as the securities of the predecessor issuer exchanged in the holding company formation where:

A.

The newly formed holding company’s securities were issued solely in exchange for the securities of the predecessor company as part of a reorganization of the predecessor company into a holding company structure;

B.

Holders received securities of the same class evidencing the same proportional interest in the holding company as they held in the predecessor, and the rights and interests of the holders of such securities are substantially the same as those they possessed as holders of the predecessor company’s securities; and

C.

Immediately following the transaction, the holding company has no significant assets other than securities of the predecessor company and its existing subsidiaries and has substantially the same assets and liabilities on a consolidated basis as the predecessor company had before the transaction.”

Clearly, the provisions provided for in 144 (ix) (A) (B) and (C) above were present.  Specifically, we refer you back to our lengthy discussion in our previous correspondence to the Commission regarding these principals.  Further, under 251(G), no shareholder vote was required because the provisions provided for in (A) (B) and (C) were applicable to the company’s reorganization.

Therefore, we propose to amend Item 1 and our discussion regarding the Company in the Background and Significant Accounting Policies attached to the audit as follows, to-wit:

ITEM 1  BUSINESS

(A)

BUSINESS DEVELOPMENT

History

Organizational Background:

Organizational Background:  We were incorporated February 8, 2008 as a subsidiary of American Merchant Data Services, Inc. Our former parent company, American Merchant Data Services, Inc. (American Merchant) was originally incorporated on January 27, 2000, in Florida as Boats.Com, Inc. On September 25, 2002 Boats.com, Inc. changed its name to American Merchant Data Services, Inc. American Merchant later re-domiciled to Oklahoma in October, 2007, under the name American Merchant Data Merger, Inc. (“AMDM”).

During the fiscal period ended February 29, 2008 we consummated a reorganization which we refer to collectively as the “2008 Reorganization” pursuant to Section 1081(a) of the Oklahoma General Corporation Law, as a tax-free organization.  On February 8, 2008, AMDM caused Desert Gateway, Inc. (“Desert Gateway”) to be incorporated in the State of Oklahoma, as a direct, wholly-owned subsidiary of AMDM and caused American Merchant Data Services, Inc. (“AMDS”) to also be incorporated in the State of Oklahoma as a direct wholly-owned subsidiary of Desert Gateway.  Under the terms of the Reorganization, AMDM was merged with and into AMDS pursuant to Section 1081(g) of the General Corporation Law of the State of Oklahoma (”OGCL”).  Upon consummation of the Reorganization, each issued and outstanding share of AMDM Common Stock was converted into and exchanged for a share of common stock of Desert Gateway (on a share-for-share basis) having the same designations, rights, powers and preferences, and qualifications, limitations and restrictions as the shares of AMDM being converted.  There was no spin-off and AMDM’s corporate existence ceased.  Under the 2008 Reorganization all American Merchant shareholders became shareholders of Desert Gateway in the same proportion.  In conjunction with the 2008 Reorganization, AMDM concluded a downstream merger into the second subsidiary AMDS.  All of AMDM’s losses and net operating losses carried forward to AMDS.  Following the Reorganization the Company was re-domiciled to Delaware.  Since 2004 and prior to consummation of the domiciliary merger in 2008,neither American Merchant nor Desert Gateway had any existing operations.

DESERT GATEWAY, INC.

BACKGROUND AND

SIGNIFICANT ACCOUNTING POLICIES

The Company

Organizational Background:  We were incorporated February 8, 2008 as a subsidiary of American Merchant Data Services, Inc. Our former parent company, American Merchant Data Services, Inc. (American Merchant) was originally incorporated on January 27, 2000, in Florida as Boats.Com, Inc. On September 25, 2002 Boats.com, Inc. changed its name to American Merchant Data Services, Inc. American Merchant later re-domiciled to Oklahoma in October, 2007, under the name American Merchant Data Merger, Inc. (“AMDM”).

Holding Company Formation and Forward Triangular Merger

During the fiscal period ended February 29, 2008 we consummated a reorganization which we refer to collectively as the “2008 Reorganization” pursuant to Section 1081(g) of the Oklahoma General Corporation Law, as a tax-free reorganization.  On February 8, 2008, AMDM caused Desert Gateway, Inc. (“Desert Gateway”) to be incorporated in the State of Oklahoma, as a direct, wholly-owned subsidiary of AMDM and caused American Merchant Data Services, Inc. (“AMDS”) to also be incorporated in the State of Oklahoma as a direct wholly-owned subsidiary of Desert Gateway.  Under the terms of the Reorganization, AMDM was merged with and into AMDS pursuant to Section 1081(g) of the General Corporation Law of the State of Oklahoma (”OGCL”).  Upon consummation of the Reorganization, each issued and outstanding share of AMDM Common Stock was converted into and exchanged for a share of common stock of Desert Gateway (on a share-for-share basis) having the same designations, rights, powers and preferences, and qualifications, limitations and restrictions as the shares of AMDM being converted.  There was no spin-off and AMDM’s corporate existence ceased.  Under the 2008 Reorganization all American Merchant shareholders became shareholders of Desert Gateway in the same proportion.  In conjunction with the 2008 Reorganization, AMDM concluded a downstream merger into the second subsidiary AMDS.  All of AMDM’s losses and net operating losses carried forward to AMDS.  Following the Reorganization the Company was re-domiciled to Delaware.  Since 2004 and prior to consummation of the domiciliary merger in 2008,neither American Merchant nor Desert Gateway had any existing operations. All of American Merchant’s operating assets, liabilities and tax attributes (including accumulated losses and net operating losses) carried forward to the second subsidiary. American Merchant’s second subsidiary is not a subsidiary of the Company. Accordingly, American Merchant is not considered a predecessor company for accounting or legal purposes of Desert Gateway.  Following the Reorganization we re-domiciled to Delaware. Since 2004 and prior to consummation of the domiciliary merger in 2008, neither American Merchant nor Desert Gateway had any existing operations.

3.

Item 1A.  Risk Factors, page 13

R.F.#16.  Our shareholders may face significant restrictions on the resale of our Common Stock due to state “blue sky” laws or if we conduct an offering of our common stock as a “blank check” company under Rule 419 adopted by the Securities and Exchange Commission.. page 18

We have reviewed your response to comment two of our letter dated August 5, 2008.  As indicated in our prior comment, it appears that you are a blank check company and that any resales would require registration in an offering subject to Rule 419.  Please revise the risk factor heading, the sentence appearing after the list of 19 states, and the last sentence in the second to last paragraph of the risk factor to state that any resales would require registration in an offering subject to Rule 419.

Response:

We have therefore modified Risk Factor 16 to read as follows,

to-wit:

16.

Our shareholders may face significant restrictions on the resale of our Common Stock due to state "blue sky" laws and due to the applicability of Rule 419 adopted by the Securities and Exchange Commission.

There are state regulations that may adversely affect the transferability of our Common Stock. We have not registered our Common Stock for resale under the securities or "blue sky" laws of any state. We may seek qualification or advise our shareholders of the availability of an exemption. But we are under no obligation to register or qualify our Common Stock in any state or to advise the shareholders of any exemptions.

Current shareholders, and persons who desire to purchase the Common Stock in any trading market that may develop in the future, should be aware that there might be significant state restrictions upon the ability of new investors to purchase the Common Stock.

Blue sky laws, regulations, orders, or interpretations place limitations on offerings or sales of securities by "blank check" companies or in "blind-pool" offerings, or if such securities represent "cheap stock" previously issued to promoters or others.  These limitations typically provide, in the form of one or more of the following limitations, that such securities are:

(a)

Not eligible for sale under exemption provisions permitting sales without registration to accredited investors or qualified purchasers;

(b)

Not eligible for the transaction exemption from registration for non-issuer transactions by a registered broker-dealer;

(c)

Not eligible for registration under the simplified small corporate offering registration (SCOR) form available in many states;

(d)

Not eligible for the "solicitations of interest" exception to securities registration requirements available in many states;

(e)

Not permitted to be registered or exempted from registration, and thus not permitted to be sold in the state under any circumstances.

Virtually all 50 states have adopted one or more of these limitations, or other limitations or restrictions affecting the sale or resale of stock of blank check companies or securities sold in "blind pool" offerings or "cheap stock" issued to promoters or others. Specific limitations on such offerings have been adopted in:

Alaska	Nevada	Tennessee
Arkansas	New Mexico	Texas
California	Ohio	Utah
Delaware	Oklahoma	Vermont
Florida	Oregon	Washington
Georgia	Pennsylvania
Idaho	Rhode Island
Indiana	South Carolina
Nebraska	South Dakota

Any resales of our securities will require registration in an offering subject to Rule 419. The Securities and Exchange Commission has adopted a rule (Rule 419) which defines a blank-check company as (i) a development stage company, that is (ii) offering penny stock, as defined by Rule 3a51-1, and (iii) that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. Certain jurisdictions may have definitions that are more restrictive than Rule 419. We have been informed that the Securities and Exchange Commission has cautioned that "it will scrutinize registered offerings for attempts to create the appearance that the registrant has a specific business plan, in an effort to avoid the application of Rule 419." Provisions of Rule 419 apply to every registration statement filed under the Securities Act of 1933, as amended, relating to an offering by a blank-check company.

Should we conduct an offering of our securities, before we complete a business combination with an operating company, the Company would be considered a blank check company within the meaning of Rule 419 and any sales or resales of the stock issued in the offering would require a registration under the Securities Act of 1933, as amended, in an offering subject to Rule 419, unless there exists a transaction or security exemption for such sale under the Securities Act of 1933, as amended.  Any resales of our Common Stock would require registration under the Securities Act of 1933, as amended, in an offering subject to Rule 419.

The Company's officers, directors and majority shareholders have expressed their intentions not to engage in any transactions with respect to the Company's Common Stock except in connection with or following a business combination resulting in us no longer being defined as a blank check issuer. Any transactions in our Common Stock by said shareholders will require compliance with the registration requirements under the Securities Act of 1933, as amended.

Finally, as requested, the Company acknowledges that:

●

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

If you should have any further questions or comments, or need further information, please do not hesitate to contact the undersigned.

Very truly yours,

/s/   John Heskett

John Heskett

JFH:dc